UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: None

(Check one): ☒ Form 10-KSB  ⁭ Form 20-F  ⁭ Form 11-K  ⁭ Form 10-Q  ⁭ Form 10-D  ⁭ Form N-SAR  ⁭ Form N-CSR

For Period Ended: January 31, 2007

⁯ Transition Report on Form 10-K
⁯ Transition Report on Form 20-F
⁯ Transition Report on Form 11-K
⁯ Transition Report on Form 10-Q
⁯ Transition Report on Form N-SAR
For the Transition Period Ended:_________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PureDepth, Inc.
Full Name of Registrant

Diamond One, Inc.
Former Name if Applicable

255 Shoreline Drive, Suite 610
Address of Principal Executive Office (Street and Number)

Redwood City, California 94065
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

PureDepth, Inc. (the “Company”) is filing this Form 12b-25 to inform the Securities and Exchange Commission that it is not able to file its Annual Report on Form 10-KSB for the fiscal year ended January 31, 2007 (the “Form 10-KSB”) by the prescribed due date without unreasonable effort or expense due to complexity relating to calculation of the Company’s accounting for stock-based compensation, a corresponding delay in the finalization of related tax provisions and a related review of certain previously issued financial statements, which the Audit Committee has determined should no longer be relied upon and which will be restated by the Company. The Company intends to file the Form 10-KSB as soon as practicable, and in no event later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jonathan J. McCaman	(650) 632-0815
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ⁯

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☒ No ⁯

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due primarily to the Company’s investments in research and development, sales and marketing and general and administrative expenses related to the growth of the business, the Company currently expects that its comprehensive net losses for the fiscal year ended January 31, 2007 will be significantly higher than for the ten-month period ended January 31, 2006.

PureDepth, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2007	By:	/s/ Jonathan J. McCaman

Jonathan J. McCaman Chief Financial Officer

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